Exhibit 99.2

AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

Agenda of the annual general meeting of Immatics N.V., a public company under Dutch law, registered with the Dutch trade register under number 77595726 (the “Company”), to be held at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands on 18 June 2026 at 16:00 hours CEST (the “AGM”).

1.	Opening
2.	Discussion of the statutory board report regarding the financial year ended 31 December 2025	Discussion item
3.	Discussion of the Company’s dividend and reservation policy	Discussion item
4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2025	Voting item
5.	Discharge from liability for the members of the Company’s board of directors (the “Board”) with respect to the performance of their duties during the financial year ended 31 December 2025	Voting item
6.	Reappointment of Dr. H. Singh Jasuja as executive director III	Voting item
7.	Reappointment of Dr. M.P. Hothum as non-executive director III	Voting item
8.	Reappointment of Mr. A.L. Stone as non-executive director III	Voting item
9.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	Voting item
10.	Approval of the Company’s 2026 stock option and incentive plan	Voting item
11.	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2026	Voting item
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EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF immatics N.V.

1.	Opening

2.	Discussion of the statutory board report regarding the financial year ended 31 December 2025 (discussion item)

The Company’s statutory board report regarding the financial year ended 31 December 2025 is available on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2026 and is available for inspection at the offices of the Company.

3.	Discussion of the Company’s dividend and reservation policy (discussion item)

The Company intends to retain any earnings for future operations and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of the Company’s paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company’s articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Board and will depend upon a number of factors, including the Company’s earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

4.	Adoption of the statutory annual accounts for the financial year ended 31 December 2025 (voting item)

It is proposed that the statutory annual accounts for the financial year ended 31 December 2025 as prepared in accordance with Dutch law be adopted. The adoption of the statutory annual accounts includes the allocation of the profit made in the financial year ended 31 December 2025. PricewaterhouseCoopers Accountants N.V. has audited the the statutory annual accounts and issued an auditor’s report in respect thereof.

The statutory annual accounts are available on the Company’s website at https://investors.immatics.com/events/event-details/annual-general-meeting-2026 and are available for inspection at the offices of the Company.

5.	Discharge from liability for the members of the Board with respect to the performance of their duties during the financial year ended 31 December 2025 (voting item)

It is proposed that each member of the Board be granted a discharge from liability for the performance of their respective duties during the financial year ended 31 December 2025 to the extent appearing from the statutory annual accounts or the statutory board report for the financial year ended 31 December 2025 or other public disclosures.

6.	Reappointment of Dr. H. Singh Jasuja as executive director III (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), the Board has made a binding nomination to reappoint Dr. H. Singh Jasuja as executive director. Dr. Singh Jasuja is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2029.

Harpreet Singh has served as Chief Executive Officer of the Company since 2019, as Executive Director and Member of the Board since 2021 and as President and Chief Executive Officer of Immatics US Inc. since 2015. Prior to that, Harpreet served as Immatics’ Managing Director and Chief Scientific Officer since co-founding the company in 2000. Harpreet has played a leadership role in the company’s inception, strategic business development, public listing at NASDAQ in 2020 and in raising more than $1.5B of venture capital, IPO and public follow-on proceeds. Harpreet holds a Ph.D. in immunology from the University of Tübingen and is the inventor of numerous granted patents and patent applications and co-author of numerous scientific papers in high-impact journals.

In evaluating the proposal to nominate Dr. Singh, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity Policy, among its other considerations.

Given Dr. Singh Jasuja's founding of the Company, his critical contributions to the Company over more than twenty years and his business leadership experience, the Board is of the opinion that the Company will continue to benefit from Dr. Singh Jasuja’s membership on the Board.

7.	Reappointment of Dr. M.P. Hothum as non-executive director III (voting item)

In accordance with the applicable provisions of the Company’s articles of association (the “Articles of Association”) and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Dr. M.P. Hothum as non-executive director class III. Dr. Hothum is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2029.

Mathias Hothum is the managing director of dievini Hopp Biotech holding GmbH & Co. KG, the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. He is currently also the founder/owner of HMM Consulting and the managing director of MSL Investments, DH Holding Verwaltungs, MH-LT-Investments and OH Venture Management. From 2001-2010, he additionally took the position of Lecturer in the Department of Economics at the University of Applied Sciences in Heidelberg. Mathias Hothum is Chairman of the Board of Joimax GmbH and Geuder AG, and board member of Apogenix AG, Heidelberg Pharma AG, Molecular Health GmbH and Novaliq GmbH. He previously served as a board member of CureVac N.V.

Mathias Hothum holds a Diploma in business administration from the University of Mannheim, Germany, and a Ph.D. in pharmaceutical economics and medical sociology from the University of Magdeburg, Germany.

Dr. Hothum holds 329,521 shares in the share capital of the Company.

In evaluating the proposal to nominate Dr. Hothum, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity Policy, among its other considerations.

Given Dr. Hothum’s business leadership and industry experience, the Board is of the opinion that the Company will benefit from Dr. Hothum’s membership on the Board.

8.	Reappointment of Mr. A.L. Stone as non-executive director III (voting item)

In accordance with the applicable provisions of the Articles of Association and at the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Mr. A.L. Stone as non-executive director class III. Mr. Stone is proposed for reappointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2029.

Adam Stone has served as a member of Immatics’ supervisory board since 2020 and, after the implementation of our one-tier board structure as of July 1, 2021, currently serves as a non-executive director. Since 2012, Adam Stone has served as Chief Investment Officer of Perceptive Advisors, which he joined in 2006, and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Prior to joining Perceptive Advisors, he was a Senior Analyst at Ursus Capital, where he focused on biotechnology and specialty pharmaceuticals. In addition to serving on Immatics’ Board, Mr. Stone serves on the board of directors of Solid Biosciences Inc., Renovia Inc., LianBio, Xontogeny LLC, PROMETHERA Biosciences S.A./N.V., ARYA Sciences Acquisition Corp. IV and ARYA Sciences Acquisition Corp. V. Adam Stone holds a B.A. in molecular biology from Princeton University.

Mr. Stone does not hold any shares in the share capital of the Company.

In evaluating the proposal to nominate Mr. Stone, the Board has considered the Company’s diversity objectives, the Company’s Board Profile and the Company’s Diversity Policy, among its other considerations.

Given Mr. Stone’s extensive business leadership experience, industry expertise and valuable contributions to the Company, both Arya and the Board are of the opinion that the Company will continue to benefit from Mr. Stone’s membership on the Board.

9.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof (voting item)

On 18 June 2025, the General Meeting authorised the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 18 June 2025.

It is proposed that the authorisation of the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration be extended for a period of eighteen months, commencing on the date of the AGM.

The maximum number of ordinary shares permitted pursuant to applicable law and the Articles of Association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of the ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time the transaction is agreed upon by the Company;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement; the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

10.	Approval of the Company’s 2026 stock option and incentive plan (the “Plan”) (voting item)

On 18 June 2025, the General Meeting approved the adoption of the current stock option and incentive plan. The Board is now proposing to adopt the Plan, which will enable the Company to grant equity incentive awards in order to attract, retain and motivate its employees.

The proposed Plan is available on the Company's website at https://investors.immatics.com/events/event-details/annual-general-meeting-2026 and is available for inspection at the offices of the Company.

11.	Instruction of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending 31 December 2026 (voting item)

PricewaterhouseCoopers Accountants N.V. has audited the Company’s statutory annual accounts for the financial year ended 31 December 2025.

It is proposed to instruct PricewaterhouseCoopers Accountants N.V. as the external independent Dutch auditor for the audit of the Company’s statutory annual accounts and its statutory annual report for the financial year 2026.

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